Pioneer Merger Corp.
660 Madison Avenue, 19th Floor
New York, New York 10065

May 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Livingston and David Lin

Re:     Pioneer Merger Corp.

Request for Withdrawal of Registration Statement on Form S-4
File No. 333-257305

Dear Ms. Livington and Mr. Lin:

Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Pioneer Merger Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-257305), together with all exhibits thereto, and as subsequently amended (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 23, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Christian O. Nagler of Kirkland & Ellis LLP by telephone at (212) 446-4660 if you have any questions or concerns regarding this matter.

[Signature page follows]

Sincerely,

PIONEER MERGER CORP.

By:	/s/ Ryan Khoury
Name:	Ryan Khoury
Title:	Chief Executive Officer